Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019
December 12, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:	Yolanda Guobadia
Lily Dang
Michael Purcell
Laura Nicholson

Re:	Talen Energy Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 24, 2023
CIK No. 0001622536
Ladies and Gentlemen:
This letter sets forth the response of Talen Energy Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 8, 2023, with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing Confidential Draft Submission No. 3 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.
Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.
Amendment No. 1 to Draft Registration Statement on Form S-1
Risk Factors, page 17
1.    Staff’s comment: To the extent material to understand the risks associated with your business, please add risk factor disclosure that addresses the risks related to bitcoin and the bitcoin network, including, for example:
•Regulatory risks related to the business of bitcoin mining;
•The risk of theft of private keys from hacking;

•The risk that rewards for mining bitcoin are designed to decline over time.
Response: The Company acknowledges the Staff’s comments and respectfully informs the Staff that the Bitcoin business is not part of our core business and, accordingly, the Company does not view risks related to Bitcoin or the Bitcoin network as integral to understanding the risks associated with the Company’s business. However, with a view towards disclosure, the Company has revised the disclosure on pages 34 and 35 of the Revised Registration Statement to address the stated risks accordingly.
Growth and Strategic Risks
Our interest in and operation of a Bitcoin mining facility subject us to certain risks, page 34
2.    Staff’s comment: Please revise the last risk factor on page 34 that continues on page 35 to provide quantitative information regarding the volatility of bitcoin.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 34 of the Revised Registration Statement accordingly.
Principal and Selling Stockholders, page 133
3.    Staff’s comment: Please disclose natural persons that hold investment and/or voting power of the shares owned by Monarch Alternative Capital LP.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 138 of the Revised Registration Statement accordingly.
Description of Capital Stock, page 141
4.    Staff’s comment: We note your response to prior comment 7, and your revised disclosure that the exclusive forum provision in your Charter “may not” apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please revise to clearly disclose whether the company intends for the exclusive forum provision to apply to actions arising under the Exchange Act.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 146 of the Revised Registration Statement accordingly.
General
5.    Staff’s comment: We note the nature of the offering and size of transaction relative to the number of outstanding shares held by non-affiliates. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.
Response:
The Company acknowledges the Staff’s comment and respectfully submits that the proposed registration of the shares of the Company’s common stock by the selling stockholders as contemplated in the Revised Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).
Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. With regard to the Revised Registration Statement, neither the Company nor any of its subsidiaries is offering securities under the Revised Registration Statement, nor is the offering being made on behalf of the Company or any of its subsidiaries.
In further consideration of this comment, we have reviewed Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), including the six enumerated factors contained therein, and offer the following discussion for the Staff’s consideration:
Background
The Company’s shares were issued on May 17, 2023 in connection with its emergence from proceedings under Chapter 11 of the U.S. Bankruptcy Code. As disclosed in Item 15, “Recent Sales of Unregistered Securities,” of the Revised Registration Statement, in connection with the Company’s emergence, it issued 59,028,843 shares of common stock to the holders of certain creditor claims and separately pursuant to a rights offering conducted in connection with the bankruptcy process. Of the 59,028,843 shares of common stock issued, (i) 15,135,955 shares of common stock were issued in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code and (ii) 43,892,888 shares of common stock were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. In connection with the bankruptcy process, the selling stockholders negotiated and received certain registration rights and other limited holder rights pursuant to a registration rights agreement and a stockholders agreement.
Furthermore, the Company does not believe that any of the selling stockholders are acting as statutory “underwriters” in connection with the proposed sale of the Company’s common stock, defined under Section 2(a)(11) of the Securities Act as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…”
The shares to be offered by the selling stockholders are for their own account. The Company will not receive, directly or indirectly, any proceeds from the resales of the shares, and there is no agreement between the Company and the selling stockholders with respect to sales or distributions of the securities other than the registration rights agreement, described below, which governs the registration of such securities under the Securities Act.
The Company understands that the question of whether an offering styled as a secondary is really conducted on behalf of the issuer is a factual one, not merely a question of who receives the proceeds. Therefore, the Company has provided an analysis of the factors set forth in C&DI 612.09 and believes that the totality of the facts and circumstances presented provides confirmation that the offering by the selling stockholders is a true secondary offering.
Factor 1: How Long the Selling Stockholders Have Held the Shares
The Company issued all of the shares being sold by the selling stockholders in connection with the Company’s emergence from bankruptcy in May of 2023. Almost all of the selling stockholders have been stockholders of the company since May 2023 and were creditors of the Company before its emergence from bankruptcy. The selling stockholders have full economic and market risk relating to their ownership of the common stock. The Company believes that the holding period and the economic and market risk assumed by the selling stockholders demonstrates that the securities were not acquired with a view to distribution.
A small number of such shares have been sold and purchased by certain selling stockholders in transactions not involving the Company on the OTC Pink Market and OTCQX U.S. Market from time to time after June 23, 2023. Since emergence from bankruptcy on May 17, 2023, there have also been some transactions between accredited investors and qualified institutional buyers. In the circumstances where the selling stockholders acquired shares after May 17, 2023, they acquired the shares in transactions with existing stockholders and not from the Company.
The selling stockholders cannot be assured that the Registration Statement will be declared effective or that the offering will be completed. Furthermore, as described below, no stockholder was guaranteed that it would be permitted to sell a specified number or percentage of its shares. The Company believes that the period of time that each selling stockholder will have held the shares and have borne the economic and market risk of such ownership, together with the additional factors described below, evidences that each selling stockholder is acting for its own behalf and is not acting as a statutory underwriter.
Factor 2: Circumstances under which the Selling Stockholders Acquired the Shares
As described above, the selling stockholders received their shares either (i) directly from the Company in connection with its emergence from bankruptcy on May 17, 2023 or (ii) directly from other stockholders in transactions subsequent to May 17, 2023.
Almost all of the selling stockholders received shares in connection with the Company’s emergence from bankruptcy in May 2023. In connection with the bankruptcy, all of the Company’s outstanding common stock was issued in exchange for the cancellation of all of the Company’s then-outstanding indebtedness as well as a rights offering to eligible creditors conducted during the bankruptcy process. Many of the largest selling stockholders had been debt investors in the Company for years. Each selling stockholder that received shares as part of the Company’s bankruptcy received the shares because it was a creditor of the Company. Therefore, none of such selling stockholders received the shares for the purpose of acting as an underwriter or with the intent to distribute the Company’s shares.
A small number of selling stockholders acquired their shares in market or private transactions with existing stockholders. Any stockholder acquiring shares in the over-the-counter market or private market transactions was purchasing such shares and assuming the economic and market risk relating to the ownership of such shares.
In connection with the bankruptcy process, the selling stockholders negotiated traditional registration rights, as set forth in the registration rights agreement. Otherwise, there is nothing in the registration rights or stockholders agreements themselves that establishes any rights different from those that have applied to numerous transactions whose registrations have been processed by the Staff without objection. The selling stockholders’ desire to have their securities covered by the Revised Registration Statement is not necessarily indicative that they will sell or distribute shares in the Company, nor is it indicative of a primary offering. The selling stockholders negotiated registration rights as a means to maintain liquidity of their investment and to maintain the ability to sell shares at such times in the future that they decide to sell. No selling stockholders have indicated to us that they plan to sell all or a significant portion of their shares immediately after the effectiveness of the registration statement or in the near future.
Factor 3: The Selling Stockholders’ Relationship to the Company
As described above, almost all of the selling stockholders were creditors of the Company before its emergence from bankruptcy and received substantially all of their shares through the bankruptcy process. None of the selling stockholders have representatives on the board or designation rights with respect to the nomination and appointment of directors.
As mentioned above, all holders of the Company’s common stock at emergence entered into a stockholders agreement granting certain limited information rights, drag-along rights and tag-along rights. Such information is also already disclosed on the OTC Markets disclosure platform. Additionally, the selling stockholders are party to registration rights agreement as described above and in more detail in the Revised Registration Statement under the heading “Certain Relationships and Related Party Transactions.”
There are no agreements or relationships with the Company that requires or obligates the selling stockholders to participate in the offering or are indicative of the selling stockholders acting on behalf of the Company in the resales of their shares.
No other selling stockholder except Rubric Capital Management LP (“Rubric”) holds more than 10% of the Company’s common stock, thus providing a presumption of non-affiliate status for all of the selling stockholders other than Rubric.
Factor 4: The Amount of Shares Involved
The Revised Registration Statement seeks to register the resale by the selling stockholders of an aggregate of 50,160,694 shares, representing approximately 85% of the Company’s common stock.
The Company notes that the amount of shares involved is only one factor to be considered. Although the Company acknowledges the fairly large number of shares covered by the Revised Registration Statement, it respectfully submits that each of the selling stockholders should be analyzed separately. The selling stockholders are not acting on behalf of the Company nor, to the knowledge of the Company, collectively; the Company therefore believes it is appropriate to review the number of shares being offered by the selling stockholders individually.
We note that neither the Company nor any of the selling stockholders has made any filings with the SEC disclosing that the selling stockholders are a group with respect to the Company’s shares. In this regard, we note the following ownership of our largest stockholders -- Capital Research and Management Company’s share ownership is approximately 5% of the outstanding shares of the Company, Monarch Alternative Capital LP’s share ownership is approximately 7% and Rubric’s share ownership is approximately 23%; those levels of ownership are below the 33% threshold the SEC has used for scrutinizing purported secondary offerings.
Furthermore, while the selling stockholders have requested that the majority of their shares be included in the Revised Registration Statement, there has been no indication that the selling stockholders intend to sell a significant amount of their shares into the public markets after effectiveness of the Revised Registration Statement or in the near future.
Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities
In order to populate certain information in the Revised Registration Statement, the Company delivered a questionnaire to each selling stockholder for completion in connection with the registration for resale of such selling stockholders shares of common stock. While certain of the selling stockholders indicated that they were, or their affiliates were, registered broker-dealers that may be engaged in the business of underwriting securities, each such selling stockholder certified to the Company that the shares of common stock being registered for it were purchased or acquired in the ordinary course of business, and at the time of the purchase of such shares of common stock to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares of common stock. Other than the selling stockholders who indicated that they were broker-dealers and certified that they had not acquired their shares of common stock with a view towards distribution, none of the other selling stockholders, to the knowledge of the Company, are in the business of underwriting securities or are registered-broker dealers.
Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company
In addition to the factors described above, the Company believes that the following circumstances provide further support that the selling stockholders are not acting as conduits for the Company.
The selling stockholders, not the Company, bear the risk of an economic decline in the stock price. The Company’s shares are traded on the OTCQX U.S. Market and the average of the daily trading volume since listing is approximately 100,000 shares per day. Any sales by the selling stockholders would not cause dilution to the other stockholders, as the shares being offered for resale are already part of the public float since they were acquired in connection with the initial capitalization of the Company or were acquired in transactions not involving the Company.
The Company believes the foregoing analysis supports its belief that the offering is a true secondary offering for, among others, the following reasons: (i) the shares being registered were acquired in a bankruptcy process by existing creditors or in transactions not involving the Company; (ii) each of the selling stockholders acquired the shares being registered for its own account, and not with a view toward resale or distribution, but rather as an investment in accordance with its stated policies and investment goals as confirmed by such stockholders in certain questionnaires completed in connection with this Revised Registration Statement; (iii) the selling stockholders have exposed themselves to the full market and economic risks of ownership by holding their shares in most cases for greater than six months at the time the Revised Registration Statement would go effective; and (iv) the registration of the resales of the shares is a mechanism to allow the selling stockholders, in accordance with their own internal governance practices and policies, to have the ability to diversify their own portfolios when and if they deem appropriate, and not to act as a conduit for the Company.
6.    Staff’s comment: We note your disclosure on page 4 regarding the expansion of the Cumulus Data Center Campus. Please revise to disclose whether you intend to host additional crypto mining entities, and, if so, disclose whether you intend to host third-party crypto mining entities, your own crypto mining operations, and/or additional miners owned by Nautilus.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 4 and 85 of the Revised Registration Statement accordingly.
7.    Staff’s comment: Refer to your response to comment 14. Please expand your disclosure on page 128 to describe the rights and obligations of both Cumulus Coin and TeraWulf under the Nautilus joint venture agreement, and disclose the term and termination provisions of the joint venture agreement.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 130 of the Revised Registration Statement accordingly.
8.    Staff’s comment: Refer to your response to comment 14. To the extent material to understanding your business and results of operations, please revise to disclose the number of bitcoin miners hosted, the average age of miners, the degree to which the miners are insured, the fees associated with participating in the mining pool, a detailed description of how the mined bitcoin is valued, stored, insured and monetized (e.g. whether the bitcoin is exchanged for U.S. dollars on a crypto asset exchange and whether Nautilus has an agreement with any exchanges). Similarly, to the extent material, revise to include a breakeven analysis for the bitcoin mining operations of the joint venture that compares the costs to earn/mine one bitcoin with the market value of bitcoin. The breakeven analysis should address all relevant operating costs of purchasing and financing the relevant equipment and the cost of the lease.
Response: The Company acknowledges the Staff’s comments and has disclosed information regarding miners, mining fees, valuation, insurance, and details of monetization on pages 130 and 131 of the Revised Registration Statement and believe the extent of such disclosures accurately represent all material disclosures with respect to the nature of Nautilus’s business activities. Additionally, the Company has amended its accounting policies on page F-11 of the Revised Registration Statement to reflect how Bitcoin are accounted for by Nautilus and how Bitcoin is not held by the Company or any of its subsidiaries for any material period of time.
The Company advises the Staff that for the period from July 1 through September 30, 2023 (Successor), which is the most recent full operating quarter for Nautilus, the ‘breakeven analysis’ that compares Nautilus costs per Bitcoin resulted in a ‘breakeven cost’ of approximately $15,000/BTC awarded. The ‘breakeven cost’ represents the dispatch economics, which excludes depreciation and amortization, as these charges are associated with sunk costs and its inclusion is not a meaningful metric for Nautilus. During the period, the daily average hashrate was approximately 4.7 EH/s, the average price of Bitcoin was approximately $28,000 and the average Bitcoin award per day was approximately 11 BTC. The total Nautilus ‘breakeven cost’ was comprised of its: (i) lease costs, (ii) power costs, and (iii) other operating costs. As Nautilus did not incur any indebtedness or participate in any form of financing in building its facility or acquiring miners, no financing costs are included in the ‘breakeven analysis.’ Such analysis is subject to change based on, among other things, Bitcoin market conditions, hashrate, changes to the Nautilus cost structure, and operating performance.
Given the Company does not plan to expand its Bitcoin operations and the minimal overall magnitude of Nautilus as compared to the Company’s consolidated financial results and financial position, we do not believe the Nautilus breakeven analysis is material to our overall business and as a result have included the analysis in this letter but not the Revised Registration Statement.
*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

TALEN ENERGY CORPORATION

By:	/s/ John Wander
Name:	John Wander
Title:	General Counsel and Corporate Secretary

Enclosures
cc:	Rebekah D. Reneau, Associate General Counsel
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP